09055270

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21920

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hilby Wilson, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2198 East Camelback Road, Suite 355
(No. and Street)

Phoenix (City) Arizona (State) 85016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bruce Hilby 602-508-8500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Woods & Dwyer, Inc.
(Name -- *if individual, state last, first, middle name*)

3030 North Central Suite 1005 (Address) Phoenix, AZ (City) (State) 85012 (Zip Code)

SEC Mail Processing Section
FEB 27 2009
Washington, DC
103

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce Hilby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hilby Wilson, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOSEPH J. MORITZ JR.
Notary Public - Arizona
Maricopa County
Expires 04/25/10

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HILBY WILSON, INC.
(AN ARIZONA CLOSE CORPORATION)

CONTENTS

W&D
WOODS & DWYER
Certified Public Accountants

3030 N. Central Avenue • Suite 1005
Phoenix, Arizona 85012
(602) 265-9700
Fax (602) 265-9600

To the Owners'
Hilby Wilson, Inc.
Phoenix, Arizona

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of **Hilby Wilson, Inc., (An Arizona Close Corporation)** as of December 31, 2008 and 2007, and the related statements of earnings, changes in owners' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Hilby Wilson, Inc.** as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with auditing standards generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Woods + Dwyer

Woods and Dwyer
February 10, 2009

HILBY WILSON, INC.
(AN ARIZONA CLOSE CORPORATION)
STATEMENTS OF FINANCIAL CONDITION
December 31, 2008 and 2007

ASSETS

	2008	2007
CURRENT ASSETS		
Cash	$ 30,947	$ 37,587
Deferred income tax asset	1,460	-
	$ 32,407	$ 37,587

LIABILITIES AND OWNERS' EQUITY

	2008	2007
CURRENT LIABILITIES		
Accrued expenses	$ 4,000	$ 4,000
OWNERS' EQUITY	28,407	33,587
	$ 32,407	$ 37,587

See Independent Auditors' Report and Notes to Financial Statements

HILBY WILSON, INC.
(AN ARIZONA CLOSE CORPORATIONS)
STATMENTS OF EARNINGS
For The Years Ended December 31, 2008 and 2007

	2008	2007
REVENUES		
Interest income	$ 1,167	$ 2,206
Other income	-	26,635
	1,167	28,841
EXPENSES		
Licenses and fees	1,652	1,955
General and administrative	6,154	4,741
	7,806	6,696
Income (loss) before income taxes	(6,639)	22,145
Provision for income tax expense (benefit)	(1,460)	5,028
Net earnings (loss)	$ (5,179)	$ 17,117

See Independent Auditors' Report and Notes to Financial Statements

HILBY WILSON, INC.
STATEMENTS OF CHANGES IN OWNERS' EQUITY
For The Years Ended December 31, 2008 and 2007

	Capital Units	Paid-in Capital	Retained Earnings (Deficit)	Total Owners' Equity
Balance, December 31, 2006	3,000	$ 36,570	$ 60,810	$ 100,380
Net earnings (loss)	-	-	17,116	17,116
Dividends	-	-	(50,954)	(50,954)
Return of capital	(2,500)	(30,456)	-	(32,956)
Balance, December 31, 2007	500	$ 6,114	$ 26,972	$ 33,586
Net earnings (loss)	-	-	(5,179)	(5,179)
Balance, December 31, 2008	500	$ 6,114	$ 21,793	$ 28,407

See Independent Auditors' Report and Notes to Financial Statements

HILBY WILSON, INC.
(AN ARIZONA CLOSE CORPORATION)
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities		
Net earnings (loss)	$ (5,179)	$ 17,117
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Accrued interest	-	(54,801)
Provision for deferred income taxes	(1,460)	-
	(6,639)	71,918
Cash flows from financing activities		
Proceeds from notes receivable from owners	-	25,000
Dividends paid	-	(50,954)
Return of capital	-	(32,956)
Cash flows used by financing activities	-	(58,910)
Net increase (decrease) in cash	(6,639)	13,008
Cash at beginning of year	37,587	24,579
Cash at end of year	$ 30,947	$ 37,587

SUPPLEMENTAL DISCLOSURES

	2008	2007
Cash paid during the year for income taxes	$ -	$ 5,028

See Independent Auditors' Report and Notes to Financial Statements

HILBY WILSON, INC.
(AN ARIZONA CLOSE CORPORATION)
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Coldwater Securities, Inc. (An Arizona Close Corporation) was incorporated on March 25, 1977, under the laws of the State of Arizona (S10-200 Arizona Revised Statutes, et seq.). This law allows a corporation to exist by the issuance of capital units, which is a proportioned share of the proprietary interest in the corporation owned by the investors. An investor is the owner of capital units of a close corporation. The corporation does not require officers and directors, but has appointed managers that have the authority to act on behalf of the corporation and have the same rights as corporate officers and directors. The Company is licensed to operate as a broker-dealer, under the Securities and Exchange Act of 1934.

Name Change

Effective January 1, 1983, Coldwater Securities, Inc. changed its name to ***Hilby Wilson, Inc. (an Arizona Close Corporation), the Company.***

Revenue Recognition

The Company earns commissions for introducing investors to various investment projects or to other broker-dealers. Commissions receivable and commissions payable on stage payment investments are recorded upon the close of escrow of the related limited partnership. Commission revenue and commission expense is recognized on the date the investment is funded by the investor.

Cash and Cash Equivalents

For the purposes of reporting cash flows, cash and cash equivalents includes a certificate of deposit with a financial institution which matures annually in August. However, the deposit can be redeemed at any time, subject to penalties.

HILBY WILSON, INC.
(AN ARIZONA CLOSE CORPORATION)
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 1 **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Financial Statement Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Income taxes provide for the tax effects of transactions reported in the financial statements and consist of taxes currently due and payable and deferred.

NOTE 2 **NET CAPITAL RULE**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined under such provisions, that does not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008 and 2007 the Company had net capital of $28,407 and $33,587, respectively. The net capital requirement for 2008 and 2007 was $5,000. The Company's net capital ratio (aggregate indebtedness/net capital) was 0.14 to 1.0 for 2008 and 0.12 to 1.0 for 2007.

NOTE 3 **RELATED PARTIES**

The Company and a related corporation, whose shareholders are owners of the Company, share the Company office space and administrative personnel. For the years ended December 31, 2008 and 2007 the Company paid this related corporation $1,363 and $8,365, respectively for overhead expenses.

NOTE 4 **INCOME TAXES**

The details of the Company's income tax provisions (benefit) are set forth below.

	2008	2009
Current		
Federal	$ 0	$ 3,411
State	0	1,617
	0	5,028
Deferred		
Federal	(996)	0
State	(464)	0
	(1,460)	0
Total	$ (1,460)	$ 5,028

The deferred tax assets arise from net operating loss carry-forwards totaling $6,639.

No valuation allowance has been provided as management believes it will have sufficient earnings to absorb all net operating loss carry-forwards.

HILBY WILSON, INC.
(AN ARIZONA CLOSE CORPORATION)

SCHEDULE 1
COMPUTATIONS OF NET CAPITAL UNDER RULE 15C3-1
For The Years Ended December 31, 2008 and 2007

	2008	2007
Total ownership equity from Statement of Financial Condition	$ 28,407	$ 33,587
Adjustments:		
Notes receivable from owners	-	-
Interest receivable from owners	-	-
Net capital	28,407	33,587
Net capital required	5,000	5,000
Excess net capital	$ 23,407	$ 28,587
Aggregate indebtedness:		
Accrued expenses	$ 4,000	$ 4,000
Ratio of aggregate indebtedness to net capital	.14 to 1	.12 to 1

See Independent Auditors' Report and Notes to Financial Statements

HILBY WILSON, INC.
(AN ARIZONA CLOSE CORPORATION)

SCHEDULE 2

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 AND COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS OF RULE 15c3-3

DECEMBER 31, 2008 AND 2007

The Company's transactions with customers consist exclusively of acting as an introducing broker-dealer. The Company carries no margin accounts, does not hold funds or securities for, or owe money or securities to customers. The Company, therefore, meets requirements of Paragraph (K)(2)(i) of Rule 15c3-3 and is exempt from the computation of cash reserve requirements for brokers and dealers.

See Independent Auditors' Report and Notes to Financial Statements

HILBY WILSON, INC
(AN ARIZONA CLOSE CORPORATION)

SCHEDULE 3
RECONCILIATION OF THE COMPUTATIONS OF NET CAPITAL WITH THE COMPUTATIONS INCLUDED IN PART IIA OR FORM X-17A-5
For The Years Ended December 31, 2008 and 2007

	2008	2007
As reported by registrant in Part IIA on Form X-17A-5 (unaudited)	$ 26,947	$ 33,587
Adjustments:		
Provision for deferred tax assets	1,460	-
Total capital as reported on Schedule 1	$ 28,407	$ 33,587

See Independent Auditors' Report and Notes to Financial Statements

HILBY WILSON, INC.
(AN ARIZONA CLOSE CORPORATION)

REPORT ON INTERNAL CONTROL

DECEMBER 31, 2008 AND 2007

To the Owners'
Hilby Wilson, Inc.
(An Arizona Close Corporation)
Phoenix, Arizona

In planning and performing our audit of the financial statements and supplemental schedules of ***Hilby Wilson, Inc., (An Arizona Close Corporation)*** for the years ended December 31, 2008 and 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

To the Owners'
Hilby Wilson, Inc.
(An Arizona Close Corporation)

The management of ***Hilby Wilson, Inc., (An Arizona Close Corporation)*** is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

To the Owners'
Hilby Wilson, Inc.
(An Arizona Close Corporation)

However, we noted the following matter involving the control procedures and its operation that we consider to be a material weakness as defined above.

Segregation of Duties

Effective internal control requires that checks and balances be inherent in an accounting system wherein no transaction is handled in its entirety by a single individual. As noted in prior years, the limited number of personnel in the Company precludes such control and, accordingly, until growth of the Company is sufficient to warrant the employment of additional personnel to effect the necessary segregation of duties and functions, internal control will continue to be materially deficient in this respect.

We have been informed by management that for cost-benefit purposes no changes in personnel requirements are anticipated.

The foregoing condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of ***Hilby Wilson, Inc., (An Arizona Close Corporation*** for the years ended December 31, 2008 and 2007, and this report of such condition does not affect our report thereon dated February 10, 2009.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, including the condition discussed above, we believe that the Company's practices and procedures were adequate at December 31, 2008 and 2007 to meet the SEC's objectives.

To the Owners'
Hilby Wilson, Inc.
(An Arizona Close Corporation)

This report is intended solely for the use of the management, the investors, the Securities and Exchange Commission, the NASD, and any other applicable regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Woodside Dwyer

February 10, 2009

HILBY WILSON, INC.
(AN ARIZONA CLOSE CORPORATION)

FINANCIAL STATEMENTS AND SCHEDULES

YEARS ENDED DECEMBER 31, 2008 AND 2007